X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2009 MAR -5 A 8:40

February 17, 2009

09045474

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated February 17, 2009) and the most recent interim financial statements and management discussion and analysis (for the 9 months ended December 31, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

3/5

X-Cal Resources Ltd.

TSX/XCL 2009 MAR -5 A 8:40 **February 17, 2009**

News Release

UPDATE and Q3 FINANCIALS FILED

The Sleeper Block Model and new geologic picture at Sleeper demonstrates substantially improved development logistics. A Summary Power Point located at www.x-cal.com contains illustrations.

An agreement to carry out a Preliminary Economic Assessment of the Sleeper Gold Project, located in Nevada, is being negotiated with an engineering group.

Evaluating the economic potential of the near surface Facilities Area resource and the adjoining aboveground resource in the Heap Leach Pads is a priority. This resource is located on the east side of the pit.

On the west side of the pit, the NW target, West Wood and the area between is an attractive exploration priority in light of the newly recognized mineralized layers.

West-Side Targets are shown in cross-section and long-section with West Wood assay highlights and summary illustrations at www.x-cal.com.

Successful drilling of the West Side Targets could affect the scale of future potential operations significantly (See Long-Section and Plan View illustrations at www.x-cal.com).

The NI 43-101 resource and the new geologic picture at Sleeper has prompted a series of requests for our Sleeper Gold Project data from gold mining companies. The status of these inquiries ranges from early stage to advanced.

X-Cal's management is looking closely at the attributes of the gold companies who have requested data and their capacities to benefit the Sleeper Gold Project as well as our Cortez Area and Spring Valley Area properties.

The Q3 Financial Statements and MD&A have been filed to SEDAR.

The Q3 statements do not reflect government refunds, which are anticipated by the company, or possible proceeds from a proposed private placement financing.

The contents of this release have been reviewed by Larry Kornze, P.Eng., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

MANAGEMENT DISCUSSION AND ANALYSIS

(for the nine months ended December 31, 2008)

This period end Management Discussion and Analysis ("MD&A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the third quarter ending December 31, 2008 with those of the corresponding quarter of 2007. It is also an update to the Company's annual MD&A for the year ended March 31, 2008 and should be read in conjunction with the December 31, 2008 Consolidated Financial Statements and related notes. The reader is encouraged to review the Company's financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of February 6, 2009.

All references to "2009" refer to the nine months ending December 31, 2008, and all references to "2008" refer to the nine months ended December 31, 2007, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper Gold, Mill Creek, and Spring Valley properties in Nevada, USA. Under the terms of an agreement with Placer Dome US (a subsidiary of Barrick Gold) the Company has acquired a fourth Nevada gold property, the Reese River Pediment project.

The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

The gold industry must replace its reserves regularly. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop its gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River and Spring Valley Area Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates of the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

The global financial crises and credit freeze has had an effect on the Company and the Board of Directors is actively pursuing a number of alternatives to ensure the ongoing success of the Company.

Sleeper Gold Property

Note: All references to years, 2008 – 2007 – 2006, refer to work programs carried out within the calendar year.

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper Gold Project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer, in return for providing initial funding to the New Sleeper Gold LLC joint venture (the "Sleeper Joint Venture") (50% X-Cal/50% New Sleeper Gold Corporation). A National Instrument 43-101-compliant technical report was submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000. The Sleeper Joint Venture company treasury was independent of both companies and was managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation.

X-Cal acquired the 50% interest from New Sleeper Gold Corporation (now Reunion Gold Corporation) in the Sleeper Joint Venture on May 16, 2006. The Company paid CDN $5,000,000 and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

Title of the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to X-Cal concurrent with a buy out agreement between the Company and York Mines. The buy out was initiated with a payment to York Mines consisting of US $150,000 and 50,000 common shares. To complete the buyout, a further US $600,000 and 200,000 common shares of X-Cal was required. Payment can be made as four equal payments over four years, or accelerated at the Company's discretion. At the date of this report, the remaining balance to complete this buyout is US $425,000 and 100,000 common shares of X-Cal.

The exploration program for the years 2004 through early 2006 included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of core and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and

substantially completed late in the two year program. The results of the studies established a better definition of exploration targets.

The Company assembled a panel of professionals to review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the independent panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, provided the Company with their expert views in the form of: "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist (December, 2005) and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe (January, 2006). These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project.

A detailed NI-43-101 Technical Report (March 2006) authored by Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Winthrop A. Rowe, M.Sc.,C.P.G. reviewed all previous work on the property. The report established the basis for determination of drill target areas.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquist's report was not filed on SEDAR but can be found in its entirety at the Company's website at www.x-cal.com.

A combination of definition and exploration drilling is ongoing at Sleeper.

From August 2006 to November 2006 ten reverse-circulation (RC) drill holes totaling 10,805 feet were completed in the Range Front Target. This is a structural zone that is +3 miles in length, located parallel and to the east of the Sleeper Mine Site.

In December 2006 drilling moved to the Facilities Area. This is a mineralized zone east of the previously mined pit under the now reclaimed AMAX mill and crusher location. During 2006 two RC holes were completed for 1,460 feet and two core holes were drilled totaling 1,405 feet.

From January to the end of March 2007 twenty-one RC holes totaling 12,865 feet and two core holes totaling 1,330 feet were completed in the Facilities Area. From the end of March 2007 to the end of June 2007, twenty-seven RC holes totaling 17,165 feet and five core holes totaling 2,768 feet were completed in the Facilities Area.

A recent break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area. Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling. Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas of no data. Geologic cross-sections that reflect the revised Sleeper Geology are being submitted to Mine Development Associates as framework for the pending resource calculations.

There is much work to be done, but the tonnage and low strip ratio implications for the Facilities Area are encouraging. Other target areas may be re-drilled in light of the new interpretation. Readers are further encouraged to view the Company's news releases which include plan maps and assay results available on the X-Cal Resources Ltd. website at www.x-cal.com and on the SEDAR website at www.sedar.com.

The West Wood Breccia Area is a zone of hydrothermal brecciation and veining located immediately southwest of the main open pit at the Sleeper Mine. Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 Technical Report

for the property available at www.x-cal.com or on SEDAR. Highlight assays are contained in the 2007 X-Cal Annual Report. At West Wood drilling is in-filling the zone of mineralization and expanding it, both to the south and west. From January to the end of March 2007 two core holes totaling 1,691 feet and one RC for 1,560 feet were completed. From the end of March 2007 to the end of June 2007 two RC holes totaling 2,621 feet and four core holes totaling 4,352 feet were completed in the West Wood Breccia Area.

An indication of a possibly deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. It is one of the areas where exploration with the objective of a breakthrough new discovery is in progress. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe describes this and five other priority exploration targets.

Current drilling in the NW area has encountered a silicified sulphide breccia. In the period from January to the end of March 2007 four core holes totaling 4,228 feet were completed in the NW area. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area will continue.

X-Cal has prepared a bulk sample from the above ground heap materials on which column leach tests are being completed, as part of the overall program for the mineralization located east of the mine site in the Heaps and Facilities Areas.

An access road was completed onto Heap Leach Pads #1 and #2. Samples from trenches were submitted for independent metallurgical testing. In autumn 2007 a sonic drill program gathered an addition of 20,000 lbs of material from Pads #1, 2, 3 & 4. The results of these programs are being compared with earlier work on the heap pads. Previous studies which were not NI-43-101 qualified indicated that a substantial amount of recoverable gold and silver may be present above ground in these pads. The results of ongoing work are encouraging to date.

A goal of current work is to determine if Facilities Area gold and silver mineralization and the mineralization in the Heap Pads at Sleeper can be blended as the basis of renewed heap leaching operations at Sleeper. Resource calculations and metallurgical tests aimed at providing independently verified answers to these questions are part of ongoing work.

The mine scale exploration targets described by Dr. Sillitoe will be tested in series (NW, then SW, etc). The program is operating efficiently and can be accelerated.

Drilling, engineering and report preparation should continue throughout 2009 with the goals of defining base resources for the project and making a new breakthrough exploration discovery.

The Company has completed the sale of a 1% Net Smelter Production Royalty on the Sleeper Gold Property to the Ken Snyder Gold Syndicate for US$1,500,000.

The most recent NI 43-101 Technical Report on the Sleeper Gold Project was filed to SEDAR on September 25, 2008 and is also available at www.x-cal.com. Gold and Silver Resources with near term economic potential and exploration upside are evident in the document.

A permit application for a new heap leach pad and on site bulk testing is recommended in the Technical Report, provided that a positive internal rate of return results from a proposed preliminary economic assessment.

X-Cal carried out a sonic drill program on the heaps that collected material for assay and metallurgical work. The results of this work to date are encouraging and are also documented in the new Technical Report. The engineering work should be continued.

The economic potential of 583,000 ounces of inferred gold resource and 1,249,000 ounces of inferred silver resource, located in the Heap Leach Pads, becomes more attractive if this material can be blended with other, additional nearby resource.

The 2007 definition drilling program of the nearby Facilities Area resulted in an additional 220,000 ounces of "indicated gold resource" with an average grade of 0.686 g/t Au, and (plus) 370,000 ounces of "inferred gold resource" with an average grade of 0.587 g/t Au. The in-ground Facilities Area resources may be able to be blended with the Heaps resource, which is located in close proximity.

A separate 130,000 ounces of inferred gold resource and 1,476,000 ounces of inferred silver resource are also above ground in tailings at Sleeper. This material is mentioned as part of inventory, but would likely require a different form of processing.

In addition to evaluating the potential for renewed heap leach operations at Sleeper, the possible benefits of a ramp to access higher-grade material at West Wood will be evaluated.

The West Wood area contains high-grade intercepts such as 110 ft averaging 21.72 g/t Au and 209 ft averaging 10.67g/t Au, which are listed in the 2007 X-Cal Annual Report. A ramp could provide access to high-grade portions of the West Wood Resource for bulk sampling and new underground drill stations.

Sleeper is noted for some exceptional concentrations of gold. Potential revenue from shipping of bulk samples could be beneficial.

The West Wood area currently has an "indicated resource" of 380,000 ounces of gold with an average grade of 1.519 g/t Au and 1,750,000 ounces of silver with an average grade of 7.021 g/t Ag. Additionally, there is also a modest "inferred" gold and silver resource at West Wood, which is described in the Technical Report.

The requirement for step out and exploration drilling between the West Wood Area and the North West Target is apparent in the data. In light of the new geologic understanding, drilling of these areas should be a high priority.

The gold resource in the block model, both at West Wood and in the Facilities Area, conforms to the new understanding of mineralization controls at Sleeper. This knowledge should improve the success rate of both definition and exploration drilling.

The exploration upside of the Sleeper Gold District for new epithermal gold deposits is documented and very attractive.

The SW Target Area is 2 km long, located south west of the mine site. It is an example of a completely untested target, which is equal in area to the historic Sleeper mine site. SW is one of several areas, which illustrate the district scale potential of the Sleeper Gold Property.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements and

detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target should have two to four drill fences to test the target concepts.

The Company is committed to the success of the Sleeper Gold Project. We see the potential of the Sleeper Gold District for new economic discoveries as described in Dr. Sillitoe's paper. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $1.5 million. (See Outlook – Exploration Expenditures below).

Mill Creek/Goat Window Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek Gold Property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects, are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Gold Property.

Richard Redfern, M.Sc., a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report on the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of this early stage gold project which is available on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval of a Plan of Operations Permit. The permit will facilitate the testing of the targets described in the technical report. X-Cal will consider joint venture partners for funding of continued work on this property.

Reese River/Horse Mountain Window Property

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended, by Placer Dome, to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceed the minimum required, and within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net smelter return royalty.

A NI-43-101 Technical Report titled "A Technical Report on the Reese River/Horse Mountain Project, November 14, 2006" was completed and filed.

During 2006 a gravity survey was completed and a total of sixty-four new gravity stations were surveyed. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones' intersection with the

associated gravity high being potentially the result of lower plate carbonates. The structures and the lower plate are both exploration targets.

Spring Valley Area

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder has a 1% Net Smelter Return interest in the claims.

SUMMARY

The Sleeper Gold Project is the primary focus of the Company.

The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Gold Projects are both well located and documented projects situated over favorable lower plate windows in the Cortez Area of Nevada. X-Cal will seek joint venture partners for these properties.

The Spring Valley Project is a grass roots exploration project.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the nine months ended December 31, 2008 and 2007.

		Nine Months Ended December 31, 2008		Nine Months Ended December 31, 2007 (Restated)
Total interest income and gain on sale of property and equipment	$	90,494	$	91,352
Net income (loss) for the period	$	(674,505)	$	(994,032)
Income (loss) per share	$	(0.005)	$	(0.008)
Cash and term deposits	$	53,544	$	188,166
Total assets	$	34,533,595	$	34,762,071
Total liabilities	$	1,119,929	$	1,142,609
Total shareholders' equity	$	33,413,966	$	33,619,462
Cash dividends per share	$	Nil	$	Nil

During the nine months ended December 31, 2008, the Company recorded net loss of $674,505 or $0.005 per common share (2007 – net loss of $994,032 or $0.008 per common share).

Interest income earned during the nine months ended December 31, 2008 was $85,115 (2007 – $91,352).

The following table outlines general and administrative expenditures attributable directly to the Company and not capitalized in any property for the nine months ended December 31, 2008 and 2007.

	Nine Months Ended December 31 2008	Nine Months Ended December 31 2007
Accounting and audit	$ 71,924	$ 28,650
Amortization	16,188	18,150
Equipment commissioning & testing	-	50,000
Insurance	238,529	216,412
Investor relations	-	57,490
Legal	45,477	43,933
Office and other	18,088	24,649
Regulatory fees	39,478	31,518
Rent	11,574	30,928
Salaries, consultants' & directors' fees	129,790	100,480
Shareholder communications	18,963	76,276
Stock-based compensation	87,581	211,857
Telecommunications	3,031	2,135
Travel	16,035	87,823
	696,658	980,302

General and administrative expenses for the nine months ended December 31, 2008 were $696,658 (2007 - $980,302). The Company recorded an overall decrease in costs due to a decrease in stock-based compensation, investor relations, equipment commissioning and testing, and travel expenses. The directors' fees for the fiscal year ended March 31, 2008 were recorded in this period ($30,000), as were the accrual for the directors' fees for the 9 months ended December 31, 2008 ($22,500) for a total directors' fee accrual of $52,500.

For the nine months ended December 31, 2008, X-Cal recorded loss per share of $0.005 (2007 – $0.008 per share) based on a basic weighted average number of shares outstanding of 134,862,181 (2007 – 124,829,728). Actual shares outstanding as at December 31, 2008 were 136,976,323 (2007 – 125,163,826) representing loss per share of $0.05 (2007 – loss per share of $0.008).

For the three months ended December 31, 2008, X-Cal recorded a foreign exchange gain of $10,186 (2007 – gain $4,233).

Other differences between the amounts incurred in 2008 and 2007 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year ended March 31) as indicated.

2009	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$31,782	$24,498	$28,834		
Net income (loss)	($188,151)	($350,250)	($136,103)		
Income (loss) per share	($0.001)	($0.003)	($0.001)		

2008	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$43,455	$39,012	$8,884	$65,385	$156,736
Net income (loss)	($456,381)	($244,358)	($293,293)	($555,523)	($1,549,555)
Income (loss) per share	($0.003)	($0.002)	($0.002)	($0.004)	($0.011)

2007	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$10,792	$32,016	$47,466	148,449	$238,723
Net income (loss)	($1,111,831)	($261,889)	($239,827)	($523,772)	($2,137,319)
Income (loss) per share	($0.013)	($0.002)	($0.002)	($0.003)	($0.02)

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and short-term investments of $106,253 (2007 - $188,166).

As at December 31, 2008, the Company had a negative working capital balance of $196,881 (2007 – positive $373,912). The decrease in working capital reflects the increase in expenditures in mineral exploration.

During the nine months ended December 31, 2008 the Company issued 9,162,500 common shares for gross proceeds of $810,000 (2007 – 428,571 shares for $150,000) in private placements, 50,000 shares were issued at a deemed value of $750 for property acquisition purposes (2007 – 50,000 shares at a deemed value of $13,500), and no shares were issued for equipment acquisition purposes (2007 – 1,000,000 shares at a deemed value of $350,000); no common shares were issued for the exercise of options (2007 – Nil) so the Company received no proceeds in 2008 (2007 – Nil); and the Company had no shares issued for the exercise of warrants and accordingly received no proceeds (2007 – Nil).

Exploration and property costs during the nine months ended December 31, 2008 were $714,069 (2007 – $3,050,893). Of that amount $697,650 (2007 – $2,990,903) was incurred on the Sleeper Gold property. Additionally, $8,059 (2007 – $18,675) was spent on the Mill Creek Property. The Company further incurred costs of $8,360 (2007 – $35,554) on the Reese River Property. The Company incurred no costs for the Spring Valley Area Claims (2007 – $5,761).

Commitments

Office Lease

The Company leases office space in Nevada. The lease agreement for this office space expired in November 2008. The company now leases the premises on a month to month basis under the provisions of the original lease. The Nevada office lease requires the Company to pay $1,200 monthly as its share of base rent.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased, but not decreased. The remuneration for the President is $160,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

Net Smelter Return Royalty

The Ken Snyder Gold Syndicate holds a 1% Net Smelter Production Royalty on the Sleeper Gold Property. Dr. Snyder retains 1% NSR on the WR claims in the Spring Valley Area (this royalty is separate and unrelated to the syndicate which has 1% NSR at Sleeper).

Related Party Transactions

The Company paid no legal fees and expenses (2007 - $23,652) to a law firm in which a director of the Company is a partner. The Company incurred consulting expenses $49,500 (2007 - $49,500) to a director and officer of the Company, all of which (2007 - $5,500) is included in accounts payable. The Company paid salaries of $120,000 (2007 - $120,000) to a director and officer of the Company and $27,000 (2007 - $27,000) to a party related to a director and officer of the Company. As at December 31, 2008, $10,934 (2007 - $10,934) was due from a director and officer of the Company with respect to travel advances, and is included in receivables and prepayments.

The above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Audited Consolidated Financial Statements, March 31, 2008 and 2007, available on SEDAR at www.sedar.com.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary and its 100% interest in New Sleeper Gold LLC and Sleeper Mining Company, LLC.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Financial Instruments

The Company has various financial instruments including cash, deposits, receivables, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

1. Fair value

The Company's financial instruments include cash and term deposits, receivables, reclamation bond – commutation account, environmental bonds, and accounts payable and accrued liabilities. Cash and term deposits are designated as held-for-trading; receivable are designated as loans and receivables; reclamation bond – commutation account and environmental bonds are classified as held-to-maturity; and accounts payable and accrued liabilities are classified as other financial liabilities.

Prior to the adoption of Section 3855, the carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximated their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximated its fair value as it earns interest at market rates.

2. Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

3. Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and term deposits, and receivables. The Company's cash and term deposits are held at major Canadian and US financial institutions. The Company maintains provisions for potential credit losses for its receivables, and any losses to date have been within management's expectations.

4. **Foreign currency risk**

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

Outlook

Exploration Expenditures

The gold production industry continues to face the need for reserve replacement. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture, New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) generated a large volume of new data which has been incorporated into the overall picture at Sleeper.

X-Cal successfully acquired the 50% interest that New Sleeper Gold Corporation held in the Sleeper Joint Venture. The Company is now solely responsible for continued exploration of the property and has assembled an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company budgeted $1.3 million for implementation of its exploration program. The Company is continuing to seek to raise additional financing to fund the recommendations in the NI-43-101 Technical Report (March 2006).

The Mill Creek Gold Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies.

As part of forward planning for the Mill Creek Property, X-Cal has received approval of a Plan of Operations permit, which will allow for comprehensive drill testing of the property. The Plan of Operations will facilitate continued exploration in the future.

The Reese River agreement between the Company and Placer Dome US (a subsidiary of Barrick Gold) allows for work programs that are based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The December 16, 2006 deadline for the Company's commitment to fund a US $200,000 drilling program was extended, by Placer Dome, to March 16, 2007. X-Cal exceeded the required minimum in the agreement within the time frame and notified Placer Dome that the expenditures have been made. Placer Dome's interest has now reverted to a 2% net smelter returns royalty.

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder retains a 1% Net Smelter Return interest in the claims.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners. The company currently has several active data sharing agreements in place, as per the above mentioned objectives.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with Mineral Tenure Rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a number of consultants and others for operating expertise. The Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management. The loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding Share Data as at December 31, 2008

The Company has unlimited share capital of common shares of no par value. Of this, the Company had 136,976,323 shares outstanding as of December 31, 2008 or 157,708,823 shares on a fully diluted basis. As at the date hereof, the total number of shares outstanding has not changed.

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2008	Opening balance	127,763,823		
April 4, 2008	Private Placement	1,100,000	$ 0.15	$ 165,000
June 10, 2008	Private Placement	8,062,500	$ 0.08	$ 645,000
November 19, 2008	Property Purchase	50,000	$ 0.015	$ 750[1]
December 31, 2008	**Total**	**136,976,323**		

[1] Deemed value, no cash received by the company

The Company had 2,550,000 stock options granted, and 290,000 expired or forfeited during the period. There are 12,370,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.10 - $0.50 with expiry dates ranging to September 24, 2012.

The Company had 8,362,500 warrants issued and outstanding as at December 31, 2008. The exercise prices range from $0.10 - $0.24 with expiry dates ranging to June 10, 2009.

If the Company were to issue all 12,370,000 shares issuable upon exercise of all incentive stock options outstanding, as well as all 8,362,500 shares issuable upon exercise of all warrants, it would raise $4,484,250.

Internal Controls over Financial Reporting

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of X-Cal Resources Ltd. are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have designed controls for this process and have conducted an evaluation which has identified certain weaknesses in the controls. Due to the limited number of staff at the Company, there is a potential weakness in the system of internal controls due to the Company's inability to achieve total appropriate segregation of duties. In order to reduce this risk, additional contracted professionals are used on a regular basis by the Company. These additional contractors possess technical knowledge in the areas of accounting, legal, and Canadian/US taxation. These additional resources of the Company also increase the likelihood that complex and non-routine accounting transactions will be identified and recorded in accordance with Canadian GAAP. While Management and the Board of Directors out-source technical expertise where necessary to mitigate the risk of material misstatement, the Company does not have total assurance that this risk can be reduced to a remote likelihood of a material

misstatement. The Company continuously reviews and evaluates its processes to further strengthen its system of internal controls. The Company believes that an adequate control environment exists at this time.

There were no significant changes in the Company's internal controls or, to the knowledge of management, in other factors that could significantly affect the disclosure controls and procedures subsequent to the date that this evaluation was carried out.

Multilateral Instrument 52-109 Disclosure

Disclosure controls and procedures have been designed to ensure the accuracy and timely filing of periodic financial reports as well as the disclosure of material information in accordance with securities regulations. Responsibilities for preparing, reviewing in advance, and releasing periodic reports, press releases and proxy statements have been assigned to members of the audit committee, Board of Directors, the comptroller, staff and other qualified persons. The Company has set out general disclosure guidelines dealing with the determination of material information and circumstances when assistance from outside legal counsel is required.

Prior Year Restatement and Comparative Figures

The Company has concluded that the prior periods' financial statements incorrectly reflected the sale of the net smelter royalty on the Sleeper project. The proceeds $1,591,740 should have been recorded against the capitalized value of the mineral property interest, as opposed to a revenue for accounting purposes.

As at March 31, 2008 the restatement of the consolidated balance sheet resulted in changes to the previously reported carrying values of assets and shareholders' equity as follows:

	Previously Reported	Correction	Restated
Assets			
Mineral Property Interests	$30,575,414	$(1,591,740)	$28,983,674
Shareholders' Equity			
Deficit	(16,842,741)	(1,591,740)	(18,434,481)

For the nine months ended December 31, 2007 comparative consolidated statement of operations and deficit, the restatement resulted in changes to the previously reported amounts as follows:

	Previously Reported	Correction	Restated
Other			
Sale of mineral property interest	$1,591,740	$(1,591,740)	$0
Net income (loss) for the period	597,708	(1,591,740)	(994,032)
Deficit, end of period	(16,287,218)	(1,591,740)	(17,878,958)
Income (loss) per share	0.005	(0.013)	(0.008)

Certain of the prior periods' figures have been reclassified to conform to the financial statement presentation adopted for the current period ended December 31,2008.

For the nine months ended December 31, 2007 comparative consolidated statement of cash flow, the restatement resulted in changes to the previously reported amounts as follows:

	Previously Reported	Correction	Restated
Operating			
Net income (loss)	$597,708	$(1,591,740)	$(994,032)
Investing			
Mineral property expenditures	(2,780,505)	1,591,740	(1,188,765)

Items Subsequent to Period-End

There were no subsequent events to report.

Additional Information

Additional information regarding X-Cal is available on SEDAR at www.sedar.com.

X-Cal Resources Ltd.

INTERIM FINANCIAL STATEMENTS
(Unaudited)
For the period ended December 31, 2008

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of X-Cal Resources Ltd. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee, which is comprised entirely of non-management directors. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

These consolidated financial statements have not been audited by Smythe Ratcliffe LLP, Chartered Accountants.

"Shawn Kennedy"

Shawn Kennedy
President

Vancouver, British Columbia
February 6, 2009

X-Cal Resources Ltd.
Consolidated Balance Sheets

		December 31, 2008 (unaudited)		March 31, 2008 (audited) Restated (Note 13)
Assets				
Current				
Cash and term deposits	$	53,544	$	145,936
Receivables and prepayments		49,420		267,995
Marketable securities		3,289		2,750
		106,253		416,681
Prepaid insurance (Note 4)		1,510,048		1,699,278
Reclamation bond – commutation account (Note 4)		3,200,984		3,235,288
Environmental bonds		35,579		36,598
Mineral property interests (Note 5)		29,631,982		28,983,674
Property and equipment (Note 6)		49,049		66,594
		34,427,642		34,021,432
	$	34,533,895	$	34,438,113
Liabilities				
Current				
Accounts payables and accrued liabilities	$	303,134	$	391,424
Reclamation and environmental obligations (Note 7)		816,795		744,222
		1,119,929		1,135,646
Shareholders' Equity				
Capital stock (Note 8)		48,919,997		48,109,247
Subscriptions received in advance		-		165,000
Contributed surplus		3,602,955		3,462,701
Deficit		(19,108,986)		(18,434,481)
		33,413,966		33,302,467
	$	34,533,895	$	34,438,113

Commitments (Note 12)
Subsequent Events (Note 14)

(See accompanying notes to the consolidated financial statements)

On behalf of board:

"Shawn Kennedy" — *"John Arnold"*

Shawn Kennedy, Director — John Arnold, Director

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit
(unaudited)

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007 Restated (Note 13)	Nine Months Ended December 31, 2008	Nine Months Ended December 31, 2007 Restated (Note 13)
General and administrative expenses				
Accounting and audit	$ 7,900	$ 11,450	$ 71,924	$ 28,650
Amortization	5,396	6,050	16,188	18,150
Equipment commissioning and testing	-	-	-	50,000
Insurance	75,470	70,804	238,529	216,412
Investor relations	-	11,640	-	57,490
Legal	8,869	23,739	45,477	43,933
Office and other	5,299	5,491	18,088	24,649
Regulatory fees	11,026	9,782	39,478	31,518
Rent	-	14,799	11,574	30,928
Salaries, consultants' and directors' fees	26,773	28,954	129,790	100,480
Shareholder communications	2,155	13,586	18,963	76,276
Stock-based compensation (Note 8d)	-	69,843	87,581	211,857
Telecommunications	1,082	430	3,031	2,135
Travel	6,961	28,558	16,035	87,823
	150,932	295,126	696,658	980,302
Loss before other items	(150,932)	(295,126)	(696,658)	(980,302)
Other				
Accretion expense	(24,191)	(27,351)	(72,573)	(82,053)
Foreign exchange gain (loss)	10,186	(3,700)	4,233	(47,029)
Gain on sale of property and equipment	-	-	5,379	-
Interest and other income	28,834	8,884	85,115	91,352
Sale of mineral property interest	-	24,000	-	24,000
	14,829	1,833	22,154	(13,730)
Net income (loss)	(136,103)	(293,293)	(674,505)	(994,032)
Deficit, beginning of period	(18,972,884)	(17,585,665)	(18,434,481)	(16,884,926)
Deficit, end of period	$ (19,108,986)	$ (17,878,958)	$ (19,108,986)	$ (17,878,958)
Income (loss) per share	$ (0.001)	$ (0.002)	$ (0.005)	$ (0.008)
Weighted average number of common shares outstanding	136,933,987	125,163,826	134,862,181	124,829,728

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended, December 31, 2008	Nine Months Ended, December 31, 2007
		Restated (Note 13)		Restated (Note 13)
Cash derived from (applied to)				
Operating				
Net income (loss)	$ **(136,102)**	$ (293,293)	$ **(674,505)**	$ (994,032)
Stock-based compensation	**-**	69,843	**87,581**	211,857
Amortization	**5,396**	6,050	**16,188**	18,150
Accretion expense	**24,191**	27,351	**72,573**	82,053
Changes in non-cash working capital items:				
Receivables and prepayments, accounts payables and accrued liabilities	**46,262**	31,045	**129,744**	(493,070)
	(60,253)	(159,004)	**(368,420)**	(1,175,042)
Financing				
Shares issued for cash, net of issuance costs	**-**	-	**645,000**	-
Subscriptions received in advance	**(6,000)**	361,500	**-**	511,500
	(6,000)	361,500	**645,000**	511,500
Investing				
Sale of net smelter royalty	**-**	-	**-**	-
Mineral property acquisitions	**(30,823)**	(13,500)	**(30,823)**	(171,225)
Mineral property expenditures	**(46,912)**	(591,289)	**(375,221)**	(1,188,765)
Purchase of property and equipment	**-**	-	**37,072**	344,048
	(77,735)	604,789	**(368,972)**	(1,015,942)
Net increase (decrease) in cash	**(143,989)**	(402,293)	**(92,392)**	(1,679,484)
Cash and term deposits				
Beginning of period	**197,533**	590,459	**145,936**	1,867,650
End of period	$ **53,544**	$ 188,166	$ **53,544**	$ 188,166
Non-cash investing and financing activities				
Stock-based compensation capitalized in mineral property interests	$ **-**	$ 7,566	$ **52,673**	$ 7,566
Property acquisition	$ **750**	$ -	$ **750**	$ 13,500

(See accompanying notes to consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Shareholders' Equity

	Number of Shares		Capital Stock		Subscriptions Received in Advance		Contributed Surplus		Accumulated Deficit		Total
Balance: March 31, 2007	123,685,255		47,234,247		-		3,169,750		(16,884,926)		33,519,071
Issuance of shares for cash – private placement	3,028,568		540,000		165,000		-		-		705,000
Share issuance costs	-		(28,500)		-		-		-		(28,500)
Equipment acquisition	1,000,000		350,000		-		-		-		350,000
Property acquisition	50,000		13,500		-		-		-		13,500
Stock-based compensation	-		-		-		292,951		-		292,951
Net loss for the year	-		-		-		-		(1,549,555)		(1,549,555)
Balance: March 31, 2008	127,763,823	$	48,109,247	$	165,000	$	3,462,701	$	(18,434,481)	$	33,302,467
Issuance of shares for cash – private placement	9,162,500		810,000		(165,000)		-		-		645,000
Share issuance costs	-		-		-		-		-		-
Equipment acquisition	-		-		-		-		-		-
Property acquisition	50,000		750		-		-		-		750
Stock-based compensation	-		-		-		140,254		-		140,254
Net income (loss) for the period	-		-		-		-		(674,505)		(674,505)
Balance: December 31, 2008	136,976,323	$	48,919,997	$	-	$	3,602,955	$	(19,108,986)	$	33,413,966

(See accompanying notes to consolidated financial statements)

1. Description of Business and Nature of Operations

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes, and construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going-concern.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP using the following significant accounting policies and are expressed in Canadian dollars.

a) Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary, and its 100% interest in New Sleeper Gold LLC and Sleeper Mining Company, LLC. Certain of the comparative figures are reclassified to conform to the current year's presentation.

b) Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include rates for amortization, accretion expense on reclamation and environmental obligations, impairment of mineral property interests, balances of accounts payable and accrued liabilities, reclamation and environmental obligation, valuation allowance for future tax assets, and the calculation of stock-based compensation expense. While management believes the estimates are reasonable, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (cont'd)

c) Revenue recognition

Interest income is accrued as earned on the term deposits at the stated rate over the term to maturity. The Company recognizes income on the sale of assets in accordance with sales agreements.

d) Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and revenues and expenses are translated at the exchange rate in effect on the dates they occur. Translation gains and losses are included in the results of operations for the year.

e) Cash and cash equivalents

In accordance with generally accepted accounting principles, the Company classifies highly liquid short-term investments that are readily convertible into known amounts of cash and have maturities of 90 days or less from the date of acquisition as cash equivalents.

f) Mineral property interests

Mineral property interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired by the Company under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

When properties are sold by the Company under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, mineral expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

2. Summary of Significant Accounting Policies (cont'd)

g) Reclamation and environmental costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the year in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each year to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

h) Property and equipment

Property and equipment are recorded at cost less accumulated amortization. All property and equipment is amortized on the straight-line method over five years.

i) Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

j) Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

k) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the year in which the change is enacted or substantially assumed. The amount of future income tax asset is limited to the amount of the benefit that is more likely than not to be realized.

2. Summary of Significant Accounting Policies (cont'd)

l) Income (loss) per share

Income (loss) per share is determined by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the average market price during the year. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

m) Change in Accounting Policies

Effective April 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. The adoption of these new accounting policies had no impact on the Company's opening equity.

i) Comprehensive Income
Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which generally accepted accounting principles requires to be recognized in a period but excluded from net income for that period.

ii) Financial Instruments – Recognition and Measurement
This standard sets out the criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial statements within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

Financial assets and liabilities are recognized when the Company becomes party to the contract creating the item. Any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. There were no changes to the fair values of assets and liabilities prior to April 1, 2007 recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are to be classified into one of the following five categories; held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

i. Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current year net income or loss.
ii. Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.
iii. Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net income or loss in the year they arise.

2. Summary of Significant Accounting Policies (cont'd)

m) Change in Accounting Policies (cont'd)

Marketable securities are designated by the Company as financial instruments held for trading and are carried at market value. Purchases and sales of the marketable securities are accounted for at the settlement date.

Effective April 1, 2008 the Company adopted the following new accounting standards issued by the CICA.

- Section 3862, "Financial Instruments - Disclosures"
- Section 3863, "Financial Instruments - Presentation"
- Section 1535, "Capital Disclosures"
- Section 1400, "Going Concern"

CICA Handbook Section 3862 modifies the disclosure requirements for Section 3861, "Financial Instruments - Disclosure and Presentation", including required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance, and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks.

Section 3863 carries forward the presentation requirements of Section 3861.

CICA Handbook Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The entity's disclosure should include information about its objectives, policies and procedures for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance.

CICA Handbook Section 1400 requires management to make an assessment of a company's ability to continue as a going concern. When financial statements are not prepared on a going concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.

These new accounting pronouncements currently have no impact on the consolidated financial statements of the Company.

Future Accounting Changes

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and earlier where applicable. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Financial instruments

a) Fair value

The Company's financial instruments include cash and term deposits, receivables, reclamation bond – commutation account, environmental bonds, and accounts payable and accrued liabilities. Cash and term deposits are designated as held-for-trading; receivables are designated as loans and receivables; reclamation bond – commutation account and environmental bonds are classified as held-to-maturity; and accounts payable and accrued liabilities are classified as other financial liabilities.

Prior to the adoption of Section 3855, the carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximated their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximated its fair value as it earned interest at market rates.

b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

c) Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and term deposits and receivables. The Company's cash and term deposits are held at major Canadian and US financial institutions. The Company maintains provisions for potential credit losses for its receivables, and any losses to date have been within management's expectations.

d) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

4. Prepaid Insurance and Reclamation Bond – Commutation Account

In 2004, New Sleeper Gold LLC entered into an insurance-backed financial assurance program including a mine reclamation policy and a pollution legal liability policy for the Sleeper Gold Project. As part of the policy, New Sleeper Gold LLC paid an insurance premium and put funds in a commutation account used to reimburse reclamation costs and indemnity claims paid by New Sleeper Gold LLC.

The insurance policy covers reclamation costs in the event New Sleeper Gold LLC defaults on payment of its reclamation costs up to an aggregate of US $25 million. The insurance premium is being amortized over ten years and the prepaid insurance balance at December 31, 2008 is $1,510,048 (2007 - $1,761,688). The commutation account earns interest at an annual effective rate equal to the one-year constant maturity treasury rate prevailing on the first day of each anniversary year. The balance in the commutation account at December 31, 2008 is $3,200,984 (2007 - $3,626,320).

5. Mineral Property Interests

Nevada, USA:		December 31, 2008		December 31, 2007
Sleeper Gold Project	$	26,704,452	$	27,408,665
Mill Claims		2,480,360		2,466,990
Reese River		426,928		411,654
Spring Valley		20,242		20,242
	$	29,631,982	$	30,307,551

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venture partner.

In January 2004, the Company purchased the interest of the former joint venture partner, Kinross Gold Corporation, and formed a new joint venture (New Sleeper Gold LLC) with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:
  - i) US $4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;
  - ii) US $8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5,300,000 was expended by March 31, 2004; the remaining US $2,700,000 was released subsequently and made available for exploration and general operating purposes; and
  - iii) US $8,000,000 for exploration and general operating purposes.

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture on May 16, 2006 by a cash payment of $5,000,000 and the issue of 10,000,000 shares of its common stock at a market value of $0.32 per share, representing an aggregate of $8,200,000 paid to New Sleeper Gold Corporation. The Company now owns 100% of New Sleeper Gold LLC.

In December 2006, the Company acquired title to previously leased mineral claims (part of the Sleeper Gold Project) for US $750,000 (US $325,000 paid to date) plus 250,000 shares (150,000 issued to date).

Payment can be made as four equal payments over four years or accelerated at the Company's discretion. The mineral claims are lodged as security against future payments. As at December 31, 2008, the remaining balance to complete this buyout is US$425,000 (2007 – US $450,000) and 100,000 (2007 – 150,000) common shares of the Company.

5. Mineral Property Interests (cont'd)

The Company has completed the sale of a 1% net smelter production royalty on the Sleeper Gold Property to the Ken Snyder Gold Syndicate for $1,591,740 (US $1,500,000).

Mill Claims

The Mill Creek Gold Property is owned 100% by the Company. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by the Company on the Property.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property, which has resulted in approval of a Plan of Operations Permit.

Reese River

On December 12, 2005, the Company entered into a formal agreement with Placer Dome U.S. Inc. ("Placer Dome") a subsidiary of Barrick Gold U.S. Inc. ("Barrick Gold"), to jointly explore three claim blocks in the Reese River Pediment, totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has carried out a US $200,000 drilling program developed by both parties. The Company's expenditures for the above work exceeds the minimum required, and within the time allotted under the agreement. Placer Dome's interest (now owned by Barrick Gold) has now reverted to a 2% net smelter returns royalty.

Spring Valley

The Company has staked thirty-eight claims totaling 760 acres located in the Spring Valley area, Pershing County, Nevada. The Company granted a 1% net smelter production royalty on this property to a consultant to the Company.

Title to Mineral Properties

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Realization of Assets

The investment in expenditures on mineral property interests comprises a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the obtaining of permits, the satisfaction of governmental requirements and possible aboriginal rights, and the attainment of successful production from the properties or from the proceeds of their disposition.

Mineral exploration and development is highly speculative and involves inherent risks. While rewards if a feasible ore body is discovered might be substantial, few properties that are explored are ultimately development into producing mines. There can be no assurance that the current exploration programs by the Company will result in the discovery of economically viable quantities of ore.

6. Property and Equipment

December 31, 2008		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	77,224	$	32,473
Office equipment		114,863		98,326		16,537
Leasehold improvements		18,574		18,535		39
	$	243,134	$	194,085	$	49,049

December 31, 2007		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	64,293	$	45,404
Office equipment		114,080		89,178		24,902
Leasehold improvements		18,650		18,297		353
	$	242,427	$	171,768	$	70,659

7. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs.

As at December 31, 2008, the following information was assumed in measuring the reclamation and environmental obligation:

Undiscounted amount required (US $4,056,500)	$	4,163,997
Expected timing of payments		2009 – 2053
Average credit-adjusted risk-free rate		11.00%
Inflation factor		2.0%

The commutation account (Note 4) is used to reimburse reclamation costs and indemnity claims paid by the Company.

The following table presents the reconciliation of the liability for the asset retirement obligation:

		2008
Balance, beginning of year	$	744,222
Accretion expense		72,573
	$	816,795

8. Capital Stock and Contributed Surplus

a) Authorized

Unlimited common shares without par value.

b) Stock options

The Company has a 10% rolling stock option plan under which directors, officers and other key employees and consultants to the Company and its subsidiary may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate. Options issued under the plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

	December 31, 2008		December 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	10,110,000	$ 0.34	8,960,000	$ 0.36
Granted	2,550,000	$ 0.11	1,415,000	$ 0.28
Expired	(275,000)	$ 0.33	(425,000)	$ 0.42
Forfeited	(15,000)	$ 0.20		-
Outstanding, end of period	12,370,000	$ 0.29	9,950,000	$ 0.35

The options granted during the period have an immediate vesting term. As at December 31, 2008, the Company had stock options outstanding and exercisable, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,325,000	$ 0.33	February 16, 2009
775,000	$ 0.35	May 31, 2009
20,000	$ 0.35	July 28, 2009
640,000	$ 0.50	December 13, 2009
390,000	$ 0.20	January 17, 2010
20,000	$ 0.20	February 28, 2010
150,000	$ 0.35	March 23, 2010
200,000	$ 0.20	April 1, 2010
200,000	$ 0.10	May 26, 2010
750,000	$ 0.35	June 12, 2010
600,000	$ 0.20	September 24, 2010
1,200,000	$ 0.33	February 16, 2011
1,700,000	$ 0.35	May 31, 2011
2,250,000	$ 0.35	March 23, 2012
2,150,000	$ 0.10	September 24, 2012
12,370,000		

8. Capital Stock and Contributed Surplus (cont'd)

c) Warrants

	December 31, 2008		December 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	-	-	Nil	Nil
Issued	8,362,500	$ 0.11	-	-
Expired	-	-	-	-
Forfeited	-	-	-	-
Outstanding, end of period	8,362,500	$ 0.11	Nil	Nil

The warrants issued during the period have an immediate vesting term. As at December 31, 2008, the Company had warrants outstanding and exercisable, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
300,000	$ 0.24	April 4, 2010
8,062,500	$ 0.10	June 10, 2009
8,362,500		

d) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following weighted average assumptions for the nine months ended December 31, 2008 and 2007:

	2008	2007
Risk-free rate of return	3.10-3.56%	4.63%
Expected dividend yield	-	-
Expected stock price volatility	117% - 145%	72%
Expected option life in years	2.0 - 3.0	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the nine months ended December 31, 2008, the compensation cost of stock options granted was $140,254. Stock-based compensation attributable to employees and consultants was - $68,141, and to directors - $72,113.

During the 9 months ended December 31, 2007, the compensation cost of stock options granted was $219,423, $211,857 of which was expensed and $7,566 was capitalized to mineral properties. Stock-based compensation was attributable to employees and consultants - $149,580, directors - $69,843.

8. Capital Stock and Contributed Surplus (cont'd)

e) Earnings per share

Basic earnings per share is computed using the weighted-average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted net earnings per share. The computations of basic net income (loss) per share and diluted net income (loss) per share for the nine months ended December 31, 2008 and 2007 are as follows:

	2008	2007 Restated (Note 13)
Net income (loss) from operations	$ (674,505)	$ (994,032)
Basic weighted average shares	134,862,181	124,829,728
Effect of dilutive securities		
Stock options and warrants	20,732,500	9,950,000
Dilutive potential common shares	155,594,681	134,779,728
Earnings per share		
Basic	$ (0.005)	$ (0.008)
Diluted	$ (0.004)	$ (0.007)

9. Related Party Transactions

The Company paid no legal fees or expenses (2007 - $23,652) to a law firm in which a director of the Company is a partner. The Company incurred consulting expenses of $49,500 (2007 - $49,500) to a director and officer of the Company, all of which (2007 - $5,500) is included in accounts payable. The Company paid salaries of $120,000 (2007 - $120,000) to a director and officer of the Company and $27,000 (2007 - $27,000) to a party related to a director and officer of the Company. As at December 31, 2008, $10,934 (2007 - $10,934) was due from a director and officer of the Company with respect to travel advances, and is included in receivables and prepayments.

The above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Income Tax

The net future tax asset resulting from these items has not been recognized, as realization is not considered more likely than not.

11. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable within those geographic areas are as follows:

		2008		2007 Restated
Net income (loss)				
Canada	$	(413,443)	$	866,991
USA		(261,060)		(1,861,023)
	$	(674,503)	$	(994,032)
Assets				
Canada	$	85,598	$	258,825
USA		34,448,297		34,503,246
	$	34,533,895	$	34,762,071

12. Commitments

a) Office leases

The Company leases office space in Nevada. The lease agreement for this office space expired in November 2008. The company now leases the premises on a month to month basis under the provisions of the original lease. The Nevada office lease requires the Company to pay $1,200 monthly as its share of base rent.

b) Management agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased, but not decreased. The remuneration for the President is $160,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

13. Prior Year Restatement and Comparative Figures

The Company has concluded that the prior periods' financial statements incorrectly reflected the sale of the net smelter royalty on the Sleeper project. The proceeds $1,591,740 should have been recorded against the capitalized value of the mineral property interest, as opposed to a revenue for accounting purposes.

As at March 31, 2008 the restatement of the consolidated balance sheet resulted in changes to the previously reported carrying values of assets and shareholders' equity as follows:

	Previously Reported	Correction	Restated
Assets			
Mineral Property Interests	$30,575,414	$(1,591,740)	$28,983,674
Shareholders' Equity			
Deficit	(16,842,741)	(1,591,740)	(18,434,481)

For the nine months ended December 31, 2007 comparative consolidated statement of operations and deficit, the restatement resulted in changes to the previously reported amounts as follows:

	Previously Reported	Correction	Restated
Other			
Sale of mineral property interest	$1,591,740	$(1,591,740)	$0
Net income (loss) for the period	597,708	(1,591,740)	(994,032)
Deficit, end of period	(16,287,218)	(1,591,740)	(17,878,958)
Income (loss) per share	0.005	(0.013)	(0.008)

For the nine months ended December 31, 2007 comparative consolidated statement of cash flow, the restatement resulted in changes to the previously reported amounts as follows:

	Previously Reported	Correction	Restated
Operating			
Net income (loss)	$597,708	$(1,591,740)	$(994,032)
Investing			
Mineral property expenditures	(2,780,505)	1,591,740	(1,188,765)

Certain of the prior periods' figures have been reclassified to conform to the financial statement presentation adopted for the current period ended December 31, 2008.

14. Subsequent Events

There were no subsequent events to report.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
For the nine months ended December 31, 2008 and the year ended March 31, 2008

	Period ended December 31, 2008					Year ended March 31, 2008				
	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 26,072,563	$ 2,472,301	$ 418,568	$ 20,242	$ 28,983,674	$ 24,246,537	$ 2,448,315	$ 376,100	$ 14,481	$ 27,085,433
Acquisition and holding costs incurred										
Property acquisitions	31,573	-	-	-	31,573	171,225	-	-	-	171,225
Exploration expenditures										
Consulting	10,375	200	200	-	10,775	116,811	163	800	163	117,937
Geology, including consultant	20,983	-	-	-	20,983	137,307	-	-	-	137,307
Drilling and assaying	72	-	-	-	72	1,632,015	-	-	-	1,632,015
Field	42,520	-	-	-	42,520	184,152	5,145	21,137	5,430	215,864
Insurance	33,639	-	-	-	33,639	71,927	-	-	-	71,927
Licenses, fees and claim fees	204,399	-	-	-	204,399	197,129	38	155	40	197,362
Reclamation	-	-	-	-	-	9,525	-	-	-	9,525
Stock-based compensation	52,673	-	-	-	52,673	47,378	674	674	-	48,726
Office, wages, prof fees and travel	332,989	7,859	8,160	-	349,008	850,297	17,966	19,702	128	868,093
	697,650	8,059	8,360	-	714,069	3,246,541	23,986	42,468	5,761	3,318,756
Mineral exploration expenditures and interests before other costs	26,801,786	2,480,360	426,928	20,242	29,729,316	27,664,303	2,472,301	418,568	20,242	30,575,414
Proceeds from sale of capitalized equipment	(97,334)	-	-	-	(97,334)	-	-	-	-	-
Proceeds from sale of net smelter royalty	-	-	-	-	-	(1,591,740)	-	-	-	(1,591,740)
Mineral interests, end of period	$ 26,704,452	$ 2,480,360	$ 426,928	$ 20,242	$ 29,631,982	$ 26,072,563	$ 2,472,301	$ 418,568	$ 20,242	$ 28,983,674

END